Exhibit 99.1

Douglas H. Miller
c/o EXCO Resources, Inc.
6500 Greenville Avenue, Suite 600
Dallas, Texas 75206

August 6, 2002

The Board of Directors
EXCO Resources, Inc.
6500 Greenville Ave., Suite 600
Dallas, Texas 75206

Gentlemen:

I propose to acquire all of the outstanding shares of capital stock of EXCO Resources, Inc. (the "Company") that I do not currently own on the terms and conditions set forth in this letter. Each holder of the Company's common stock, par value $.02 per share (the "Common Stock"), would receive a price of $17.00 per share payable in cash. Each holder of the Company's 5% convertible preferred stock, par value $.01 per share (the "Preferred Stock"), would receive a price per share payable in cash as follows depending upon closing date of the acquisition transaction:

Closing date before September 30, 2002	$18.0500
Closing date after September 30, 2002 but before December 31, 2002	$17.7875
Closing date after December 31, 2002 but before March 31, 2003	$17.5250
Closing date after March 31, 2003 but before June 30, 2003	$17.2625
Closing after June 30, 2003	$17.0000

I understand that in transactions of this nature, it is typical and advisable for a special committee of independent directors (the "Special Committee") to be established to review the acquisition proposal. I understand that the Special Committee will hire its own financial and legal advisors to review, negotiate, and accept or reject my proposal and the terms of the proposed transaction and that such Special Committee may solicit other transactions.

I will forward in due course to the members of that Special Committee a form of acquisition agreement setting forth my proposed terms and conditions of the proposed transaction.

My proposal is conditioned upon the execution of a definitive acquisition agreement containing the terms and conditions set forth above and such other mutually agreeable terms and conditions as are customary in agreements of this sort, including but not limited to customary representations, warranties, covenants and conditions. It is also subject to, among other things, (1) the approval of the transaction by the Special Committee, the Board of Directors and the shareholders of the Company, (2) receipt of satisfactory financing for the transaction, (3) receipt of a fairness opinion by the Special Committee and (4) the receipt of all necessary regulatory approvals.

The Board of Directors
EXCO Resources, Inc.
August 6, 2002

Please advise me at your earliest convenience how you would like to proceed with this transaction. I reserve the right to modify or withdraw this proposal at any time prior to the execution and delivery of the definitive acquisition agreement in the event that I become aware of any facts or circumstances that I determine, in my sole discretion, make such action appropriate. I will not have any obligation to the Company or its shareholders with respect to this proposal prior to the execution and delivery of the definitive acquisition agreement.

My advisors and I are prepared promptly to meet with the Special Committee and its advisors to answer any questions that may arise regarding my proposal and the proposed transaction.

Very truly yours,

/s/ DOUGLAS H. MILLER

Douglas H. Miller